Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 27, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   T      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   T

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on October 27, 2004, entitled "Statoil: Record earnings from operations".

STATOIL'S THIRD QUARTER 2004 OPERATING AND FINANCIAL REVIEW
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FINANCIAL ITEMS, OTHER ITEMS AND TAX
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANISATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. PROVISION FOR RIG RENTAL CONTRACTS
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. EMPLOYEE RETIREMENT PLANS
        10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

SIGNATURES

Press release:
    STATOIL: RECORD EARNINGS FROM OPERATIONS

GROUP BALANCE SHEET

STATOIL'S THIRD QUARTER 2004 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the third quarter of 2004 was NOK 5.8 billion, compared to NOK 4.3 billion in the third quarter of 2003. In the first nine months of 2004 net income was NOK 14.9 billion compared to NOK 12.3 billion in the first nine months of 2003. After-tax return on average capital employed (ROACE) (1) for the previous twelve months as at the end of the third quarter of 2004 was 19.5 per cent, compared to 18.7 per cent for the year ended December 31, 2003. Normalized ROACE (2) for the twelve months ended September 30, 2004 was 11.1 per cent, compared to 12.4 per cent for the year 2003. Earnings per share were NOK 2.69 (USD 0.40) in the third quarter of 2004 compared to NOK 1.98 (USD 0.28) in the third quarter of 2003. For the first nine months of 2004 earnings per share were NOK 6.87 (USD 1.02) compared to NOK 5.66 (USD 0.77) for the first nine months of 2003.

“This is one of the best quarterly results we’ve ever presented, with the strong development in oil prices making a special contribution,” says chief executive Helge Lund.

“Production during the period was affected by planned maintenance shutdowns and upgrading work on Norwegian fields and at plants in Norway. All in all, however, these results confirm together with events in the third quarter that we are well positioned in both strategic and financial terms. Good execution meant that the Kvitebjørn development and the Alpha North project on Sleipner West both began production on time and within budget. They reinforce our strong gas position on the NCS. In addition, our international production expanded substantially. Both In Salah in Algeria and Kizomba A off Angola came on stream during the period.”

Important events in the third quarter of 2004 are summarized below. The events are discussed in more detail in the document.

  Helge Lund took over as new CEO in Statoil as of August 16, 2004.
  New organizational structure was announced and new executive committee was appointed with effect as of September 1, 2004.
  Kvitebjørn commenced production of natural gas on September 26, 2004.
  Sleipner Vest Alfa Nord commenced production on October 11, 2004.
  Statoil has in October 2004 entered into an agreement with Smedvig to sell the company’s 50% share in the deepwater drillship West Navigator.
  Statoil submitted an application for new acreage in this year’s application for predefined areas in the North Sea, Norwegian Sea and the Barents Sea on October 1, 2004.
  The labour dispute on the NCS, for which notification of compulsory arbitration was issued on October 25, reduced Statoil’s production from the NCS by approximately 6,000 boe per day in the third quarter of 2004.
  Maintenance shutdowns were successfully carried out on both Kårstø and on installations on the NCS.
  Kizomba A in Block 15 off Angola commenced production on August 7, 2004.
  Statoil has signed a memorandum of understanding with Russian partners related to LNG in the Barents Sea.
  Statoil accepted the NOK 20 million imposed by Økokrim relating to the consultancy agreement with Horton Investments Ltd on October 14, 2004. The U.S. Securities and Exchange Commission and the U.S. Department of Justice, jointly with the Office of the United States Attorney for the Southern District of New York, are continuing their investigations into the Horton matter.

Consolidated statements of income USGAAP

US GAAP income	Third quarter				Nine months ended September 30				Full year
statement	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

Sales	82,056	62,444	31%	12,198	219,097	183,567	19%	32,570	248,527
Equity in net income (loss) of affiliates	204	193	6%	30	708	321	121%	105	616
Other income	671	17	N/A	100	1,461	95	N/A	217	232

Total revenues	82,931	62,654	32%	12,328	221,266	183,983	20%	32,892	249,375

Cost of goods sold	54,128	38,779	40%	8,046	137,740	110,797	24%	20,476	149,645
Operating expenses	6,291	5,995	5%	935	19,878	19,320	3%	2,955	26,651
Selling, general and administrative expenses	1,678	1,264	33%	250	3,763	4,602	(18%)	559	5,517
Depreciation, depletion and amortization	4,224	3,856	10%	628	12,285	11,457	7%	1,826	16,276
Exploration expenses	519	592	(12%)	77	1,239	1,543	(20%)	184	2,370

Total expenses	66,840	50,486	32%	9,936	174,905	147,719	18%	26,000	200,459

Income before financial items, other items, income taxes and minority interest	16,091	12,168	32%	2,392	46,361	36,264	28%	6,892	48,916

Net financial items	1,685	844	100%	250	526	55	856%	78	1,399
Other items	0	0	N/A	0	0	(6,025)	N/A	0	(6,025)
Income before income taxes and minority interest	17,776	13,012	37%	2,642	46,887	30,294	55%	6,970	44,290

Income taxes	(11,830)	(8,662)	37%	(1,759)	(31,722)	(17,781)	78%	(4,716)	(27,447)
Minority interest	(128)	(71)	80%	(19)	(292)	(245)	19%	(43)	(289)

Net income	5,818	4,279	36%	865	14,873	12,268	21%	2,211	16,554

Financial data

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

Weighted average number of ordinary shares outstanding	2,166,143, 715	2,166,143, 715			2,166,143, 715	2,166,143, 685			2,166,143, 693
Earnings per share	2.69	1.98	36%	0.40	6.87	5.66	0.21	1.02	7.64
ROACE (last 12 months)	19.5%	19.0%			19.5%	19.0%			18.7%
ROACE (last 12 months normalized)	11.1%	13.0%			11.1%	13.0%			12.4%
Cash flows provided by operating activities (billion)	18.0	16.9	7%	2.7	44.4	34.6	28%	6.6	30.8
Gross investments (billion)	11.2	6.4	74%	1.7	34.2	17.5	96%	5.1	24.1
Net Debt to Capital employed ratio	25.8%	19.9%			25.8%	19.9%			22.6%

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
(in million)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

Income before financial items, other items, income taxes and minority interest for the segments

E&P Norway	12,552	9,580	31%	1,866	35,825	27,681	29%	5,326	37,855
International E&P	1,517	474	220%	226	3,137	1,469	114%	466	1,781
Natural Gas	939	1,339	(30%)	140	5,037	4,312	17%	749	6,005
Manufacturing & Marketing	995	826	20%	148	2,487	2,957	(16%)	370	3,555
Other	88	(51)	273%	13	(125)	(155)	19%	(19)	(280)

Income before financial items, other items, income taxes and minority interest	16,091	12,168	32%	2,392	46,361	36,264	28%	6,892	48,916

*Solely for the convenience of the reader, the third quarter of 2004 and for the nine months ended September 30, have been translated into US dollars at the rate of NOK 6.727 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2004.

Operational data

	Third quarter				Nine months ended September 30				Full year
	2004	2003	change		2004	2003	change		2003

Realized oil price (USD/bbl)	41.8	28.5	47%		36.5	29.0	26%		29.1
NOK/USD average daily exchange rate	6.87	7.34	(6%)		6.88	7.14	(4%)		7.08
Realized oil price (NOK/bbl)	287	209	37%		251	207	21%		206
Gas prices (NOK/scm)	1.08	1.03	5%		1.06	1.02	5%		1.02
Refining margin, FCC (USD/boe) [3]	6.5	4.0	63%		6.4	4.6	39%		4.4
Total oil and gas production (1000 boe/day) [4]	965	983	(2%)		1,074	1,035	4%		1,080
Total oil and gas liftings (1000 boe/day) [5]	977	998	(2%)		1,066	1,034	3%		1,071
Production (lifting) cost (USD/boe, last 12 months)	3.4	3.1	-		3.4	3.1	-		3.2
Production (lifting) cost normalized (USD/boe, last 12 months) [6]	2.9	2.7	-		2.9	2.7	-		2.8

The increase in net income from the third quarter of 2003 to the third quarter of 2004 is mainly related to:
  Increase in oil prices measured in NOK by 37 per cent.
  Increase in natural gas prices measured in NOK by 5 per cent.
  Increased currency gains on financial items.
Income before financial items, other items, income taxes and minority interest was NOK 16.1 billion in the third quarter of 2004 compared to NOK 12.2 billion in the third quarter of 2003. The 32 per cent increase was primarily due to a 37 per cent increase in oil prices measured in NOK and a 5 per cent increase in natural gas prices measured in NOK. This is partly offset by increased depreciation by NOK 0.4 billion compared to the corresponding period of 2003. The increased depreciation is mainly related to new fields coming on stream with higher deprecation per barrel than existing fields, as well as increased deprecation for future removal costs.

Income before financial items, other items, income taxes and minority interest increased from NOK 36.3 billion in the first nine months of 2003 to NOK 46.4 billion in the first nine months of 2004. The increase was mainly due to a 21 per cent increase in oil prices for the first nine months of 2004 compared to the corresponding period of 2003, measured in NOK, a 3 per cent increased lifting of oil and gas, a 5 per cent increase in gas prices in NOK, as well as a positive change of NOK 1.0 billion due to changes in the provisions relating to fixed price drilling rig contracts. In the first nine months of 2004, a strengthening of the market for rig charters and an increased employment of rented rigs provided a basis for a reversal in the provisions for long-term rig charters with a positive effect on results of NOK 0.4 billion, compared to a corresponding negative effect of NOK 0.6 billion in the corresponding period of 2003 related to these charters. The gain from the sale of the shares in Verbundnetz Gas (VNG) in the first quarter of 2004 also contributed to an increase of NOK 0.6 billion to the results.

The increase in results for the first nine months of 2004 was partly offset by NOK 0.8 billion increased depreciation, mainly due to increased volumes, increased depreciation of future removal costs, and new fields coming on stream with relatively higher depreciation cost per barrel, both on the NCS and internationally. Results from the downstream activities were further reduced by NOK 0.5 billion in the first nine months of 2004 compared to the first nine months of 2003, which is mainly a result of the Navion shipping business no longer being included after its sale last year.

Total oil and gas liftings in the third quarter of 2004 was 977,000 boe per day compared to 998,000 boe per day in the third quarter of 2003. In the first nine months of 2004 total oil and gas liftings were 1,066,000 boe per day, compared to 1,034,000 boe per day in the first nine months of 2003.

Total oil and gas production in the third quarter of 2004 amounted to 965,000 barrels of oil equivalent (boe) compared to 983,000 boe per day in the third quarter of 2003. In the first nine months of 2004 total oil and gas production was 1,074,000 boe per day, compared to 1,035,000 boe per day in the corresponding period of 2003.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.6 billion in the third quarter of 2004, compared to NOK 0.7 billion in the corresponding period of 2003. In the third quarter of 2004 drilling activity was completed on one well, the Rosebank well on the UK Continental Shelf, which awaits final evaluation. In the first nine months of 2004 a total of seven exploration and appraisal wells were completed, five on the NCS and two internationally. Five of these wells resulted in discoveries. In addition to the seven completed wells, evaluation is ongoing on two wells, Rosebank on the UK Continental Shelf and Tiger in the Gulf of Mexico. In the first nine months of 2004, exploration expenditure was NOK 1.7 billion, which is in line with the corresponding period of 2003.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. In the third quarter of 2004 exploration expenses amounted to NOK 0.5 billion, compared to NOK 0.6 billion in the third quarter of 2003. Exploration expenses for the first nine months of 2004 amounted to NOK 1.2 billion, compared to NOK 1.5 billion for the nine months ended September 30, 2003. The reduction in exploration expense is mainly due to the fact that there was only a minor amount of previously capitalized exploration activity expensed in the relevant period of 2004, while NOK 0.3 billion of previous periods’ expenditure was expensed in the corresponding period of 2003.

For a reconciliation of the periods’ exploration expenditure to exploration expenses, consult the Liquidity and Capital Resources section below.

Production cost per boe was USD 3.4 per boe for the 12 months ended September 30, 2004, compared to USD 3.1 per boe for the 12 months ended September 30, 2003. Measured in NOK, the production costs in was NOK 23.3 per boe for the 12 months ended September 30, 2004, compared to NOK 21.9 per boe for the 12 months ended September 30, 2003. Normalized at a NOK/USD exchange rate of 8.20, the production cost for the 12 months ended September 30, 2004 was USD 2.9 per boe, compared to USD 2.7 per boe for the 12 months ended September 30, 2003. The increase in unit of production cost is mainly related to reduced lifted volumes on the NCS due to extensive maintenance.

For a reconciliation of the calculated production cost (based on lifted volumes) per boe and the normalized production cost per boe consult Use and Reconciliation of Non GAAP financial measures under the heading Normalized production cost.

Return on average capital employed (ROACE) after tax for the 12 months ended September 30, 2004 was 19.5 per cent, compared to 18.7 per cent for the year ended December 31, 2003. This increase was mainly due to improved results due to increased oil prices, increase in lifted volumes, and the gain from the sale of the shares in VNG. Normalized ROACE (7) for the 12 months ended September 30, 2004 was 11.1 per cent, compared to a normalized ROACE of 12.4 per cent for the year ended December 31, 2003. The normalized ROACE was reduced mainly due to reduced contribution from the downstream business due to changes in unrealized gains and losses on derivatives and increased capital employed due to increased investments. ROACE is defined as a non-GAAP financial measure (see Use and Reconciliation of Non GAAP financial measures). For a reconciliation of reported and normalized ROACE, consult Return on Average Capital Employed under the heading Use and Reconciliation of Non GAAP financial measures.

Health, safety and the environment.
Unfortunately, accidents resulting in two fatalities occurred in the third quarter of 2004. The accidents took place at a plant for the treatment of pipelines, which on behalf of Statoil prepares pipelines from the South Pars field off Iran. One employee at the plant died September 3, after being hit by a forklift, while another employee died on September 11, as a consequence of an electrical shock. Both fatalities have been investigated both by Statoil and by local authorities in order to map reasons for the fatalities, and improvement measures have been implemented in co-operation with the owners of the plant.

	Third quarter		Nine months ended September 30
HSE	2004	2003	2004	2003

Total recordable injury frequency	5.1	5.9	5.9	5.9
Serious incident frequency	3.1	3.2	3.3	3.3
Unintentional oil spills (number)	103	145	371	388
Unintentional oil spills (volume scm)	15	30	163	266

A new HSE policy has been launched, in which measures for upgrading of skills, and co-operation with our contractors are given special focus.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totaling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On June 29, 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on October 18, that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision makers with the intention of securing commercial advantages in Iran, was not pursued further by Økokrim in the penalty notice of June 2004.

The decision by the Board means that Statoil will not challenge Økokrim’s application of section 276c in court, even though this statute was enacted after the Horton contract was entered into. The reason for this is that such a challenge would entail a demanding and prolonged legal process, with further strain on the Statoil organization, and an uncertain outcome. The Horton case led to the resignations of the Chairman, the CEO and the head of International E&P in September 2003 and the Company’s reputation has suffered. Statoil accepts that there were violations of its own ethical policies and standards, and has taken a number of steps to prevent a similar situation from arising in the future.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

E&P NORWAY

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

USGAAP income statement

Total revenues	18,186	15,327	19%	2,703	52,445	45,581	15%	7,796	62,494

Operating, general and administrative expenses	2,500	2,435	3%	372	7,296	8,442	(14%)	1,085	11,305
Depreciation, depletion and amortization	2,855	2,900	(2%)	424	8,749	8,511	3%	1,301	11,969
Exploration expenses	279	412	(32%)	41	575	947	(39%)	85	1,365

Total expenses	5,634	5,747	(2%)	838	16,620	17,900	(7%)	2,471	24,639

Income before financial items, other items, income taxes and minority interest	12,552	9,580	31%	1,866	35,825	27,681	29%	5,326	37,855

Operational data
Realized oil price (USD/bbl)	41.8	28.5	47%		36.5	29.0	26%		29.1

Liftings:
Oil (1000 bbl/day)	580	653	(11%)		619	649	(5%)		652
Natural gas (1000 boe/day)	275	266	3%		341	302	13%		331
Total oil and natural gas liftings (1000 boe/day)	855	919	(7%)		960	951	1%		982

Production:
Oil (1000 bbl/day)	571	626	(9%)		627	647	(3%)		661
Natural gas (1000 boe/day)	275	266	3%		341	302	13%		331
Total oil and natural gas production (1000 boe/day)	846	893	(5%)		968	949	2%		991

Income before financial items, other items, income taxes and minority interest for E&P Norway was NOK 12.6 billion in the third quarter of 2004 compared to NOK 9.6 billion in the third quarter of 2003. The increase was primarily due to a 37 per cent increase in oil prices measured in NOK which contributed NOK 4.2 billion, as well as a 3 per cent increase in lifted volumes of natural gas which contributed NOK 0.5 billion. Exploration expenses were reduced by NOK 0.1 billion. This was partly offset by an 11 per cent decrease in lifted volumes of oil, which reduces income by NOK 1.4 billion. Other income included in total revenues decreased by NOK 0.4, which was mainly due to a change in write-downs of inventory to production costs.

In the first nine months of 2004 income before financial items, other items, income taxes and minority interest was NOK 35.8 billion, compared to NOK 27.7 billion in the corresponding period of 2003. The change was mainly due to a 21 per cent increase in oil prices measured in NOK, which contributed NOK 7.5 billion. Increased lifting of natural gas by 13 per cent contributed NOK 1.9 billion. A net positive effect period-to-period of NOK 1.0 billion was related to changes in the provision for losses on long-term rig charters. Additionally, exploration expense was reduced by NOK 0.4 billion. The increase in income was partly offset by a 5 per cent decrease in lifted volumes of oil, amounting to NOK 1.5 billion. Depreciation for the first nine months of 2004 increased by NOK 0.2 billion compared to the corresponding period of last year, due to new fields coming on stream, increased estimates for future removal costs and the repeal of Norway’s Removal Grants Act in 2003, which increased depreciation related to future removal costs. Other income was reduced by NOK 1.0 billion, which was mainly due to a write-down of inventory to production cost.

Average daily lifting of oil was 580,000 barrels (bbl) per day in the third quarter of 2004 compared to 653,000 bbl per day in the third quarter of 2003, while average daily production of oil was 571,000 bbl per day in the third quarter of 2004, compared to 626,000 per day in the third quarter of 2003. At the end of the third quarter of 2004 this implied a net overlift situation of approximately 9,000 boe per day. In the first nine months of 2004 average daily lifting of oil was 619,000 boe per day compared to 649,000 boe per day in the same period in 2003. Average daily oil production in the first nine months of 2004 was 626,000 boe per day compared to 647,000 boe per day in the same period in 2003.

Average daily oil production in the third quarter of 2004 was 56,000 boe per day lower than in the third quarter of 2003. This was due to turnarounds and production declines on fields like Statfjord, Sleipner Øst and Norne, which have passed plateau level. The ongoing rig-dispute has also reduced production in the third quarter of 2004 by an estimated 6,000 boe per day. The reduction was partly offset due to the fact that new fields, including Mikkel, Fram Vest and Vigdis Extension commenced production after the third quarter of 2003.

Average daily gas production was 275,000 boe per day in the third quarter of 2004 compared to 266,000 boe per day in the third quarter of 2003, an increase of 3 per cent. In the first nine months of 2004 average daily gas production was 341,000 boe per day compared to 302,000 boe per day in the same period in 2003. The reason for the increase was a higher offtake under long-term contracts with customers in continental Europe.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.3 billion in the third quarter of 2004, which is in line with the exploration expenditure in the third quarter of 2003. In the first nine months of 2004, exploration expenditure was NOK 0.8 billion, which is also in line with the same period in 2003.

Exploration expense was NOK 0.3 billion in the third quarter of 2004, compared to NOK 0.4 billion in the third quarter of 2003. Exploration expense for the first nine months of 2004 was NOK 0.6 billion compared to NOK 0.9 billion in the first nine months of 2003.

There was only a minor write-off of prior period’s capitalized exploration expenditure in the third quarter of 2004, while the corresponding write-off in the third quarter of 2003 was 0.1 billion NOK. There was only minor capitalization of earlier periods expensed exploration expenditures both in the third quarter of 2004 and in the third quarter of 2003.

No exploration and appraisal wells were completed either in the third quarter of 2004, or the third quarter of 2003. In the third quarter there were 23 days of drilling at the PL255 Onyx (Halten/Nordland) prospect before the rig Transocean Leader was strikebound, while PL050/PL120 Topas (Gullfaks/Visund) has had a planned stop in drilling for the entire quarter. By the end of the third quarter of 2004 drilling had commenced on of PL261 BS Sahara (Halten/Nordland), which is expected to be completed in October, 2004. Statoil plans to participate in drilling and completion of a total number of nine exploration and appraisal wells on the NCS in 2004.

The labor dispute between the Federation of Oil Workers Trade Unions and the Norwegian Ship owners’ Association also impacts Statoil’s production on several fields. The most significant is on the Statoil-operated Glitne field in the North Sea, which has been shut down since September 13. Production was also affected in the third quarter of 2004 by the postponement of well maintenance on the Statfjord field and the Troll Oil field. Production losses for Statoil are estimated to be 6,000 boe per day in the third quarter of 2004. Compulsary arbitration was announced on October 25.

Kvitebjørn started production on September 26, 2004, while Sleipner Vest Alfa Nord commenced production on October 11.

Statoil has in October 2004 entered into an agreement with Smedvig to sell Statoils 50 per cent share in the deepwater drill ship West Navigator with economic effect from May 1, 2004.

Statoil delivered an application for new acreage in the North Sea, the Norwegian Sea and the Barents Sea in this years’ licensing round for predefined areas on October 1, 2004.

INTERNATIONAL E&P

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

USGAAP income statement

Total revenues	2,955	1,470	101%	439	6,965	4,580	52%	1,035	6,615

Operating, general and administrative expenses	586	455	29%	87	1,631	1,415	15%	242	2,045
Depreciation, depletion and amortization	612	361	70%	91	1,533	1,100	39%	228	1,784
Exploration expenses	240	180	33%	36	664	596	11%	99	1,005

Total expenses	1,438	996	44%	214	3,828	3,111	23%	569	4,834

Income before financial items, other items, income taxes and minority interest	1,517	474	220%	226	3,137	1,469	114%	466	1,781

Operational data
Realized oil price (USD/bbl)	40.0	26.5	51%		35.2	27.2	30%		27.6

Liftings:
Oil (1000 bbl/day)	103	77	35%		98	81	22%		86
Natural gas (1000 boe/day)	19	2	N/A		8	3	210%		3
Total oil and natural gas liftings (1000 boe/day)	122	79	54%		106	83	28%		88

Production:
Oil (1000 bbl/day)	101	88	14%		98	84	17%		87
Natural gas (1000 boe/day)	19	2	N/A		8	3	210%		3
Total oil and natural gas production (1000 boe/day)	119	90	32%		106	86	22%		89

Income before financial items, other items, income taxes and minority interest for International E&P was NOK 1.5 billion in the third quarter of 2004 compared to NOK 0.5 billion in the corresponding period of last year. The increased result was mainly due to a 41 per cent increase in realized oil prices for International E&P measured in NOK, which contributed NOK 0.9 billion. In addition, average daily lifting of oil and gas increased by 54 per cent. This was partly offset by increased depreciations, exploration expenses, operating, general and administrative expenses.

Income before financial items, other items, income taxes and minority interest in the first nine months of 2004 was NOK 3.1 billion compared to NOK 1.5 billion in the corresponding period of 2003. The increase was mainly related to a 25 per cent increased realized oil price for International E&P measured in NOK, which contributed positively by NOK 1.5 billion, as well as a 28 per cent increase in lifted volumes, which contributed NOK 1.2 billion. This was partly offset by a NOK 0.2 billion increase in operating, general and administrative expenses and cost of goods sold, as well as a NOK 0.4 billion increase in depreciation, mainly due to increased lifting and new fields coming on stream with higher depreciation per boe in the fourth quarter of 2003 and the third quarter of 2004.

Average daily lifting of oil increased from 76,700 bbl per day in the third quarter of 2003 to 103,400 bbl per day in the third quarter of 2004. In the first nine months of 2004 average daily lifting of oil increased to 98,400 bbl per day, compared to 80,600 bbl per day in the same period in 2003. Average daily production of oil increased from 88,100 bbl per day in the third quarter of 2003 to 100,600 bbl per day in the third quarter of 2004. The average daily oil production in the first nine months of 2004 was 98,100 bbl per day, compared to 83,800 bbl per day in the first half of 2003.

The increase in oil production from the third quarter of 2003 to the third quarter of 2004 was mainly related to two new fields in Angola, Jasmim and Xikomba, which contributed 14,700 boe per day in increased production in the third quarter of 2004 as compared to the third quarter of 2003. These fields commenced production in November 2003. In addition, the oil field Kizomba A in Angola commenced production in the third quarter of 2004. This was partly offset by reduced production from the fields Girassol and Alba fields by 4,600 boe per day in the third quarter of 2004 compared to the third quarter of 2003.

Average daily gas production was approximately 18,500 boe per day in the third quarter of 2004 compared to approximately 2,300 boe per day in the third quarter of 2003. For the first nine months of 2004 average daily gas production was 7,900 boe per day, compared to 2,500 boe per day in the same period in 2003. The gas production comes from the fields Jupiter in the UK and In Salah in Algeria. The change in gas production was attributable to gas sales from the In Salah field commencing on July 18, 2004.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.3 billion in the third quarter of 2004, which is in line with the third quarter of 2003. Exploration expenditure for the first nine months in 2004 was NOK 0.9 billion, which also is in line with the same period in 2003. The exploration expense in the third quarter of 2004 was NOK 0.2 billion, which is in line with the third quarter of 2003. In the first nine months of 2004 the exploration expense was NOK 0.7 billion, compared to NOK 0.6 billion in the same period in 2003.

During the third quarter of 2004 drilling on one exploration and appraisal well was completed internationally. The Rosebank well on the UK Continental Shelf was drilled in the third quarter and awaits final evaluation. In the first nine months of 2004 four exploration wells were completed internationally. The well Venus in block 31 in Angola in the first quarter and the well Acacia 2 in block 17 in Angola in the second quarter both resulted in discoveries. The Tiger well in the Gulf of Mexico is awaiting final evaluation. Statoil is planning to participate in the drilling of a total of eight exploration and appraisal wells in 2004 internationally.

The oilfield Kizomba A in block 15 off Angola commenced production on August 7, 2004. Statoil’s share in the field is 13.33 per cent.

Statoil has entered into a Memorandum of Understanding (MoU) with Gazprom and Rosneft regarding studies of possible development solutions for the Shtokman field in the Barents Sea.

NATURAL GAS

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

USGAAP income statement

Total revenues	6,732	5,486	23%	1,001	23,048	17,590	31%	3,426	25,452

Cost of goods sold	4,205	2,719	55%	625	12,769	8,688	47%	1,898	12,932
Operating, selling and administrative expenses	1,432	1,275	12%	213	4,773	4,135	15%	710	5,896
Depreciation, depletion and amortization	156	153	2%	23	469	455	3%	70	619

Total expenses	5,793	4,147	40%	861	18,011	13,278	36%	2,677	19,447

Income before financial items, other items, income taxes and minority interest	939	1,339	(30%)	140	5,037	4,312	17%	749	6,005

Operational data
Statoil produced gas (bcm)	4.0	3.9	3%		14.7	13.3	13%		19.1
Third party volumes	1.3	0.7	86%		3.3	1.4	136%		1.7
Total gas sales	5.3	4.6	15%		18.0	14.5	24%		20.8
Natural gas price (NOK / Sm3)	1.08	1.03	5%		1.06	1.02	5%		1.02
Transfer price natural gas (NOK / Sm3)	0.72	0.61	17%		0.66	0.60	9%		0.59
Regularity at delivery point (%)	100%	100%	0%		100%	100%	0%		100%

Income before financial items, other items, income taxes and minority interest for Natural Gas was NOK 0.9 billion in the third quarter of 2004, which was NOK 0.4 billion lower than the third quarter of 2003. The reduction was mainly due to increased cost of goods sold due to increased transfer price as well as increased transportation costs. Income before financial items, other items, income taxes and minority interest for the first nine months of 2004 was NOK 5.0 billion, compared to NOK 4.3 billion in the same period in 2003. The increase was mainly due to increased volumes and a 5 per cent increase in gas prices.

Natural gas sales for the third quarter of 2004 including sales of third paryt LNG volumes in the US were 5.3 billion standard cubic meters (bcm) compared to 4.6 bcm in the third quarter of 2003, an increase of 15 per cent. Of the total gas sales, Statoil produced 4.0 bcm in the third quarter of 2004. For the nine months ended September 30. 2004, natural gas sales including sales of LNG were 18.0 bcm, compared to 14.5 bcm in the same period in 2003. Of the total gas sales in the first nine months of 2004, Statoil produced 14.7 bcm.

Average gas prices in the third quarter of 2004 were NOK 1.08 per scm for piped gas to Europe, compared to NOK 1.03 per scm in the third quarter of 2003. The increase in price is mainly related to increased prices on contracts indexed to gas. Gas volumes sold have been higher in the third quarter of 2004 than in the third quarter of 2003, primarily as a consequence of high off-take from existing customers. The cost of goods sold increased by 55 per cent, mainly due to increased purchase of both internal and external volumes, and a higher internal price. The gas price was 5 per cent higher in the first nine months of 2004 compared to the same period in 2003, and the transfer price for gas from E&P Norway has been 9 per cent higher in the same period.

The planned turnaround at Statoils gas terminal at Kårstø was carried out in the period from August 16 to September 6, 2004. The turnaround was successful and all the delivery commitments in the period were fulfilled.

By the end of the gas year 2003 (September 30, 2004) the allowances for production granted to Statoil by the Norwegian Authorities on the NCS were nearly fully utilized.

MANUFACTURING & MARKETING

	Third quarter				Nine months ended September 30				Full year
	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

USGAAP income statement

Total revenues	74,409	55,973	33%	11,061	194,021	163,091	19%	28,842	218,642

Cost of goods sold	69,416	51,678	34%	10,319	180,494	148,972	21%	26,831	200,453
Operating, selling and administrative expenses	3,496	3,132	12%	520	9,840	10,088	(2%)	1,463	13,215
Depreciation, depletion and amortization	502	337	49%	75	1,200	1,074	12%	178	1,419

Total expenses	73,414	55,147	33%	10,913	191,534	160,134	20%	28,472	215,087

Income before financial items, other items, income taxes and minority interest	995	826	20%	148	2,487	2,957	(16%)	370	3,555

Operational data
FCC margin (USD/bbl)	6.5	4.0	63%		6.4	4.6	39%		4.4
Contract price methanol (EUR/ton)	230	225	2%		207	238	(13%)		226
Petrochemical margin (EUR/ton)	133	100	33%		131	119	10%		119

Income before financial items, other items, income taxes and minority interest for Manufacturing & Marketing in the third quarter of 2004 was NOK 1.0 billion compared to NOK 0.8 billion in the third quarter of 2003. In the first nine months of 2004 income before financial items, other items, income taxes and minority interest was NOK 2.5 billion compared to NOK 3.0 billion in the same period in 2003. Income before financial items, other items, income taxes and minority interests in the first nine months of 2003 included a contribution from Navion of NOK 0.5 billion. Navion was sold to Teekay, effective April 7, 2003.

Oil trading income before financial items, other items, income taxes and minority interest in the third quarter of 2004 was NOK 0.2 billion, compared to NOK 0.4 billion in the third quarter of 2003. The change was mainly due to change in unrealized gains and losses on derivatives with a negative effect of NOK 0.6 billion in the third quarter of 2004 compared to a positive effect of NOK 0.1 billion in the third quarter of 2003. In the first nine months of 2004 income before financial items, other items, income taxes and minority interest was NOK 0.7 billion compared to NOK 1.1 billion in the first nine months of 2003.

In the third quarter of 2004 income of NOK 450 million related to the sale of the Melaka refinery in Malaysia in the first quarter of 2001 has been entered into the accounts as an income. The sales agreement contains a contingent remuneration provision, which is treated as a derivative for accounting purposes and the value is therefore marked to market, on the basis of estimated future refinery margins and recorded at fair value.

Income before financial items, other items, income taxes and minority interest from manufacturing in the third quarter of 2004 was NOK 0.5 billion, compared to NOK 0.2 billion in the third quarter of 2003. In the third quarter of 2004 the average refining margin, the FCC margin, was USD 6.5 per barrel compared to USD 4.0 per barrel in the third quarter of 2003. Part of the refinery production for 2004 was secured at margins that were lower than the refinery margins in today’s market. The average contract price of methanol was EUR 230 per tonne in the third quarter of 2004 compared to EUR 225 per tonne in the third quarter of 2003. The increase in the FCC margin was partly offset by the strengthening of the NOK versus the USD, while the increase in the contract price for methanol was further strengthened by the development in the NOK/EUR exchange rate from the third quarter of 2003 to the third quarter of 2004. The third quarter of 2004 was negatively impacted by a fire in the crude oil facility at Mongstad on July 12, 2004. The facility started up again on July 25, and is running as normal. Statoil continued deliveries to its customers by using its own inventories. In the first nine months of 2004 income before financial items, other items, income taxes and minority interest was NOK 1.0 billion, compared to NOK 0.9 billion in the first nine months of 2003.

In marketing income before financial items, other items, income taxes and minority interest was NOK 0.2 billion in the third quarter of 2004, which was down marginally from the third quarter of 2003. Income before financial items, other items, income taxes and minority interest in the first nine months of 2004 was NOK 0.3 billion compared to NOK 0.6 billion in the corresponding period of 2003. After the acquisition of ICA/Ahold’s 50 per cent interest in Statoil Detaljhandel Skandinavia AS (SDS) effective as of July 8, 2004, Statoil now owns 100 per cent of SDS, which was previously accounted for in accordance with the equity method and is now consolidated in the group’s accounts from July 2004. Several measures are being implemented and reorganizations carried out in order to benefit from a more integrated business model across the SDS holding.

Statoil’s share of Borealis’ income in the third quarter of 2004 was NOK 0.1 billion, compared to a profit around zero in the third quarter of 2003. The average margin was increased from EUR 100 per tonne in the third quarter of 2003 to EUR 133 per tonne in the third quarter of 2004. This effect was strengthened by the development in the NOK/EUR exchange rate. Sold volumes in the third quarter of 2004 were approximately at the same level as in the corresponding quarter of 2003. For the first nine months of 2004 income was NOK 0.4 billion compared to a minor loss in the first nine months of 2003. Borealis announced on October 8, 2004 that an agreement has been entered into regarding the sale of the business in Sines in Portugal to Repsol YPF.

FINANCIAL ITEMS, OTHER ITEMS AND TAX

	Third quarter				Nine months ended September 30				Full year
	2004	2003				2004	2003		2003
Financial items	NOK	NOK	change	USD	NOK	NOK	change	USD	NOK

Interest and other financial income	320	263	222%	48	847	1,045	(19%)	126	1,236
Currency exchange adjustments, net	1,528	764	100%	227	(59)	(906)	93%	(9)	98
Interest and other financial expenses	(184)	(222)	17%	(27)	(471)	(793)	41%	(70)	(877)
Gain on securities, net	21	39	(46%)	3	209	709	(71%)	31	942

Net financial items	1,685	844	100%	250	526	55	856%	78	1,399

Income taxes	(11,830)	(8,662)	37%	(1,759)	(31,722)	(17,781)	78%	(4,716)	(27,447)

Net financial items amounted to an income of NOK 1.7 billion in the third quarter of 2004, compared to an income of NOK 0.8 billion in the third quarter of 2003. The change was mainly related to currency gains on a larger portfolio of short-term currency positions, which mainly have been entered into to control the exchange rate risk related to exchange and payment of the oil tax in NOK. Currency gains related to the long-term debt were approximately at the same level as in the third quarter of 2003.

The closing currency rate applied in calculating the exchange rate for foreign currency balance sheet items included in Statoil’s financial statements into NOK are disclosed in the table below.

Exchange rates	30.06.2003	30.09.2003	30.06.2004	30.09.2004

NOK/USD	7.26	7.02	6.94	6.72

Other items. There are no Other items in 2004. The Norwegian parliament voted in June 2003 to replace grants for costs related to the removal of installations on the NCS with an ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes paid over the productive life of the removed installation. As a consequence of the changes in legislation, we charged the receivable of NOK 6.0 billion from the Norwegian State related to the refund of removal costs to income under Other items in the third quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was recognized. As a result the net effect on income in the third quarter of 2003 was NOK 0.7 billion.

Income taxes in the third quarter of 2004 were NOK 11.8 billion compared to NOK 8.7 billion in the third quarter of 2003, equivalent to tax rates of 66.6 per cent in both years. An increase in net financial income in the third quarter of 2004 contributed to reducing the tax rate for the third quarter of 2004 as compared to the third quarter of 2003. This was offset by the fact that the percentage effect of the uplift on the NCS is reduced due to increased income in the third quarter of 2004 compared to the corresponding period of last year.

For the nine months ended 2004 income taxes were NOK 31.7 billion, with a corresponding tax rate of 67.7 per cent. Income tax for the nine months ended September 30, 2003, was 17.8 billion. Adjusted for the positive effect related to the repeal of the Removal Grants Act of NOK 6.7 billion, income taxes were NOK 24.5 billion in the third quarter of 2003 with an equivalent tax rate of 67.4 per cent. The effective tax rate has consequently increased for the third quarter of 2004 compared to the third quarter of 2003. The increased tax rate was mainly due to the relative increase in income from the NCS, which is being taxed at a marginal tax rate of 78 per cent. Additionally there was a reduced percentage effect of the uplift on the NCS due to increased total income.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 18.0 billion in the third quarter of 2004, compared to NOK 16.9 billion in the third quarter of 2003. Cash flow from operating activities in the nine months ended September 30, 2004 were NOK 44.4 billion, compared to NOK 34.6 billion in the corresponding period of 2003.

The increase in cash flows provided by operating activities of NOK 9.8 billion from the first nine months of 2003 to the first nine months of 2004 was mainly due to an increase in cash flow from underlying operations contributing NOK 8.3 billion, and changes in short-term investments contributing NOK 3.3 billion. This was partly offset by NOK 1.4 billion reduced cash flow due to changes in working capital items and long-term items in the first nine months of 2004 as compared to the first nine months of 2003.

Cash flows used in investment activities were NOK 27.0 billion in the first nine months of 2004 compared to NOK 10.8 billion in the first nine months of 2003. In the third quarter of 2004, cash flows used in investment activities were NOK 11.3 billion, compared to NOK 6.2 billion used in investment activities in the third quarter of 2003.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 11.2 billion in the third quarter of 2004, compared to NOK 6.4 billion in the third quarter of 2003. For the first nine months of 2004 gross investments were NOK 34.2 billion, compared to NOK 17.5 billion for the first nine months of 2003.

	Third quarter		Nine months ended September 30,
Reconciliation of cash flow to gross investments	2004	2003	2004	2003

Cash flows to investments	11.3	6.2	27.0	10.8
Contribution from sales of assets	0.3	0.2	1.3	6.6
Prepayment made in 2003 before governmental approval of In Salah and In Amenas	0	0	6.8	0
Other changes in long-term loans granted and other long-term items	(0.4)	0	(1.0)	0

Gross investments	11.2	6.4	34.2	17.5

The difference between cash flow used in investment activities and gross investments for the first nine months of 2004 was mainly related to the inclusion in gross investments of NOK 8.5 billion related to the acquisition of shares in the two fields In Salah and In Amenas, as well as NOK 1.3 billion reduced cash flow to investment due to divestments of assets in 2004. The acquisition of shares in the two Algerian assets, In Salah and In Amenas has been approved by Algerian authorities, and the payments made related to these two assets were included in gross investments as of the second quarter of 2004. The payments of these two fields were in the first half of 2004 included in long-term receivables, of which NOK 6.8 billion was paid in 2003. The sale of assets reduced total cash flow to investments, but did not impact the reported gross investments.

	Third quarter				Nine months ended September 30				Total
Gross investments	2004	2003		2004	2004	2003		2004	2003
(in billions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

- E&P Norway	4.5	3.5	28%	0.7	12.6	10.1	24%	1.9	13.1
- International E&P	3.1	2.4	30%	0.5	16.3	5.7	187%	2.4	8.0
- Natural Gas	0.6	0.1	384%	0.1	1.5	0.3	435%	0.2	0.9
- Manufacturing & Marketing	2.9	0.3	N/A	0.4	3.6	1.1	232%	0.5	1.5
- Other	0.1	0.1	(29%)	0.0	0.3	0.3	(13%)	0.0	0.5

Total gross investment	11.2	6.4	74%	1.7	34.2	17.5	96%	5.1	24.1

The increase in gross investments was mainly related to increased investments in E&P projects in the development phase both on the NCS and internationally, as well as the acquisition of ICA/Ahold's 50 per cent share in SDS.

A reconciliation of exploration expenditure to exploration expenses is shown in the table below.

	Third quarter				Nine months ended September 30				Full year
Exploration	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

Exploration expenditure (activity)	555	668	(17%)	83	1,687	1,722	(2%)	251	2,445

Expensed, previously capitalized exploration expenditure	40	84	(52%)	6	68	255	(73%)	10	256
Capitalized share of current period's exploration activity	(76)	(160)	53%	(11)	(516)	(434)	(19%)	(77)	(331)

Exploration expenses	519	592	(12%)	77	1,239	1,543	(20%)	184	2,370

Cash flows used in financing activities were NOK 2.8 billion in the third quarter of 2004 compared to NOK 0.3 billion in the third quarter of 2003. For the first nine months of 2004 cash flows used in financing activities were NOK 6.3 billion, compared to NOK 8.4 billion in the corresponding period of 2003.

The main reason for the reduction in cash flow used in financing activities for the first nine months of 2004 compared to the corresponding period of 2003 was increased new long-term borrowings as well as reduced cash flows for net short-term borrowings, bank overdrafts and other.

New long-term borrowings as of September 30, 2004 amounted to NOK 4.6 billion compared to NOK 3.4 billion in the corresponding period of 2003. Repayment of long-term debt for the first nine months of 2004 was NOK 3.9 billion compared to NOK 2.9 billion for the first nine months of 2003.

Interest-bearing debt. Gross interest-bearing debt was NOK 40.7 billion at the end of the third quarter of 2004 compared to NOK 37.6 billion at the end of the third quarter of 2003. As of December 31, 2003, gross interest bearing debt was NOK 37.3 billion. Despite new investments, interest-bearing debt has been maintained at relatively stable level, mainly due to access to liquidity. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the company’s interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (8) was NOK 17.7 billion as of September 30, 2004 compared to NOK 9.3 billion as of September 30, 2003. As of December 31, 2003 net interest-bearing debt was NOK 20.9 billion. The increase in net interest-bearing debt from the third quarter of 2003 to the third quarter of 2004 was mainly related to a reduction in cash, cash equivalents and short-term investments of NOK 3.7 billion, as well as an increase in short-term interest-bearing debt of NOK 5.3 billion. The increase in short-term interest bearing debt was mainly due to an increased current portion of long-term debt. Normalized for the cash build-up before tax payment, net interest-bearing debt was NOK 27.7 billion as of September 30, 2004, compared to NOK 16.9 billion in the corresponding period of 2003.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 18.1 per cent as of September 30, 2004, compared to 12.0 per cent as of September 30, 2003. The increase in net debt to capital employed ratio was mainly related to an increase in net interest-bearing debt, partly offset by an increase in capital employed before normalization for cash build-up before tax payments of NOK 20.3 billion. Normalized for the cash build-up before tax payment on October 1, net debt to capital employed ratio was 25.8 per cent for the third quarter of 2004 compared to 19.9 per cent for the third quarter of 2003.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio see Use and Reconciliation of Non GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 23.0 billion as of September 30, 2004, compared to NOK 26.7 billion as of September 30, 2003.

Cash and cash equivalents were NOK 18.3 billion as of September 30, 2004, compared to NOK 22.8 billion as of September 30, 2003. Short-term investments in domestic and international capital markets amounted to NOK 4.7 billion as of September 30, 2004, compared to NOK 4.0 billion in the corresponding period of 2003.

Working capital (total current assets less current liabilities) was reduced by NOK 14.9 billion from a positive working capital of NOK 7.4 billion at the end of the third quarter of 2003 to a negative working capital of NOK 7.5 billion at the end of the third quarter of 2004. The change in working capital is mainly related to an increase in short-term debt of NOK 5.3 billion, and NOK 6.0 billion increase in taxes payable. Taking Statoil's established credit facilities, credit rating and access to capital markets into account, management considers the group’s working capital to be satisfactory.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of “Non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5- Operating and Financial Review and Prospects- Use of Non-GAAP Financial Measures in Statoil’s 2003 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
  Return on Average Capital Employed (ROACE).
  Normalized Return on Average Capital Employed (normalized ROACE).
  Normalized production cost per barrel.
  Net debt to capital employed ratio

ROACE

Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE, should not be viewed as an alternative to income before financial items, other items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalized ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. Therefore the effects of oil price, natural gas price, refining margin, Borealis margin (petrochemical margin) and the NOK/USD exchange rate are excluded from the normalized figure.

This measure is viewed by the company as providing a better understanding of Statoil’s underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil company makes regular use of this measure to evaluate its operations.

The figures used for calculating the normalized ROACE towards the 2004 target are (each adjusted for inflation from 2000):

  oil price of 16 USD;
  natural gas price of NOK 0.70/scm;
  FCC-refining margin of USD 3.0 per barrel;
  petrochemical margin of EUR 150 per tonne; and
  NOK/USD exchange rate of 8.20.
By keeping certain prices which are key value drivers, as well as the important NOK/USD exchange rate, constant Statoil is able to utilize this measure to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favorable. In the period 2001 to the third quarter of 2004, during which Statoil has been using normalized ROACE, as a tool of measuring performance, the normalization procedures have on average resulted in lower normalized earnings compared to the earnings based on realized prices. Normalized results, however, should not be seen as an alternative to measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realized and normalized results, when measuring performance. However, the company finds the normalized results to be especially useful when realized prices, margins and exchange rates are above the normalized set of assumptions. Normalized ROACE is based on organic development and 2003 and for the third quarter of 2004 figures exclude the effects related to the acquisition of the two Algerian assets from BP, In Salah and In Amenas as well as the acquisition of ICA/Ahold's 50 per cent share in SDS. In 2004, the gain related to the sale of the shares in VNG in the first quarter, has also been excluded from the calculation of the normalized ROACE.

Statoil also defines certain items as of such a nature that they will not provide good indications of the company’s underlying performance when included in the key indicators. These items are therefore excluded from calculations of ROACE.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended September 30		Twelve months ended December 31
(in NOK million, except percentages)	2004	2003	2003

Net income for the last 12 months	19,159	16,794	16,554
Minority interests for the last 12 months	336	276	289
After-tax net financial items for the last 12 months	(714)	(1,447)	(496)

Net income adjusted for minority interests and net financial items after tax (A1)	18,781	15,623	16,347

Adjustment for changes in the Removal Grants Act*	0	0	(687)
Adjustments made in third quarter 2003-calculations*	0	(151)	0
Numerator adjustments for costs In Salah, In Amenas and SDS*	(79)	0	35
Numerator adjustments for gain on sale of VNG*	(446)	0	0
Effect of normalized prices and margins**	(10,320)	(6,315)	(6,998)
Effect of normalized NOK/ USD exchange rate**	1,956	1,593	1,712
Normalized net income (A2)	9,910	10,750	10,410

Calculated average capital employed:***
Average capital employed before adjustments (B1)	88,072	76,594	88,016
Average capital employed (B2)	96,116	82,430	87,361
Denominator adjustments on average capital employed for In Salah, In Amenas****	(4,583)	0	(3,422)
Denominator adjustments on average capital employed for SDS****	(2,361)	0	0
Average capital employed adjusted for In Salah, In Amenas (B3)	89,172	82,430	83,939

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	21.3%	20.4%	18.6%
Calculated ROACE based on average capital employed (A1/B2)	19.5%	19.0%	18.7%
Normalized ROACE (A2/B3)	11.1%	13.0%	12.4%

*For a specification of the adjustments see endnote 2.
**For a specification of the normalizing assumptions used see endnote 2.
***For a reconciliation of capital employed, see table Calculation of capital employed and Net debt to capital employed ratio in the section Net debt to capital employed below.
**** The adjustment corresponds to 50 per cent of the capital employed effect. The capital employed related to these acquisitions was only included in the closing balance of the period, not in the opening balance, which entails an effect on average capital employed of 50 per cent of this amount.

Normalized production cost

Normalized production cost per barrel in USD is used to evaluate the underlying development in the production cost. Statoil’s production costs are mainly incurred in NOK. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 8.20.

	Twelve months ended September 30	Twelve months ended September 30	Twelve months ended December 31,
Production cost per boe	2004	2003	2003

Total production costs last 12 months (in NOK million)	9,321	8,561	8,747
Lifted volumes last 12 months (mill.boe)	401	391	391
Average NOK/USD exchange rate last 12 months	6.89	7.17	7.08

Production cost per boe	3.4	3.1	3.2

Normalization of production cost per boe
Total production costs last 12 months (in NOK million)	9,321	8,561	8,747
Production costs last 12 months E&P Norway (in NOK million)	8,110	7,698	7,865
Normalized exchange rate (NOK/USD)	8.20	8.20	8.20
Production costs last 12 months E&P Norway normalized at NOK/USD 8.20	989	939	959
Production costs last 12 months International E&P (in USD million)	176	120	125
Normalization for production costs In Salah	(2)	0	0
Total production costs last 12 months in USD million (normalized)	1,163	1,059	1,084
Lifted volumes last 12 months (mill.boe)	401	391	391
Normalization for lifted volumes In Salah	(2)	0	0
Total lifted volumes last 12 months	399	391	391

Production cost per boe normalized at NOK/USD 8.20 *	2.9	2.7	2.8

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20. Additionally, production costs and lifted volumes related to the In Salah field are excluded from the normalized production cost per boe.

Net debt to capital employed ratio
The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the company’s current debt situation. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:
  Project financing through an external bank or similar will, since different legal entities in the group lend to and from the investment banks, overreport the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest–bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the adjusted average capital employed, which is also used in the calculation of the ROACE.

Calculation of capital employed and net debt to capital employed ratio	September 30,	September 30,	December 31,
(in millions)	2004	2003	2003

Total shareholders equity	78,353	66,355	70,174
Minority interests	1,436	1,510	1,483

Total equity and minority interests (A)	79,789	67,865	71,657

Short-term debt	6,673	1,375	4,287
Long-term debt	34,030	36,186	32,991

Gross interest-bearing debt	40,703	37,561	37,278

Cash and cash equivalents	(18,338)	(22,767)	(7,316)
Short-term investments	(4,707)	(3,963)	(9,314)

Cash and cash equivalents and short-term investments	(23,045)	(26,730)	(16,630)

Net debt before adjustments (B1)	17,658	10,831	20,648

Other interest-bearing elements**	2,430	0	1,758
Adjustment for project loan*	(2,414)	(1,578)	(1,500)

Net interest-bearing debt (B2)	17,674	9,253	20,906

Normalization for cash-build up before tax payment (50% of tax payment)	10,000	7,650	0

Normalized net interest bearing debt (B3)	27,674	16,903	20,906

Calculation of capital employed
Capital employed before adjustments to net interest bearing debt (A+B1)	97,447	78,696	92,305
Capital employed before normalization for cash build-up for tax payment (A+B2)	97,463	77,118	92,563
Capital employed (A+B3)	107,463	84,768	92,563

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	18.1%	13.8%	22.4%
Net debt to capital employed before normalization for tax payment (B2/(B2+A)	18.1%	12.0%	22.6%
Net debt to capital employed (B3/(B3+A))	25.8%	19.9%	22.6%

* Adjustment for intra-company project financing through an external bank.
**Adjustment for deposits received for financial derivatives (collateral). This is classified as liquid assets on the balance sheet, but the item is interest-bearing and is therefore not excluded from the gross interest-bearing debt in our calculation of net interest-bearing debt.

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.
(2) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. ROACE is normalized in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalized ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended September 30, 2004 consist of the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax). The target is based on organic development and therefore the effects of the acquisition of the Algerian assets, In Salah and In Amenas, as well as the effects of the acquisition of ICA/Ahold’s 50 per cent share in SDS are also excluded. Adjustments made to the ROACE calculation for the 12 months ended December 31, 2003 consisted of the positive effect related to the repeal of Norway’s Removal Grants Act (net NOK 0.7 billion after tax) and the 2003 effects of the acquisition interest in the In Salah and In Amenas fields. Adjustments made in ROACE for the twelve months ended September 30, 2003 consisted of the write-down of the LL652 field in Venezuela in the fourth quarter of 2002 (NOK 0.8 billion before tax and NOK 0.6 billion after tax), and the positive effect related to the repeal of Norway’s Removal Grants Act of NOK 0.7 billion after tax. For reconciliation, see table following Return on average capital employed.
(3) FCC: fluid catalytic cracking.
(4) Oil volumes include condensate and NGL, exclusive of royalty oil.
(5) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field, production, are due to periodic over- or underliftings.
(6) For normalization of the production cost see table following Production cost.
(7) For a specification of normalizing assumptions, see footnote 2.
(8) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments due on April 1 and October 1.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts targets with respect to participations in drilling and exploration activities; start-up dates for upstream activities;the effects on production of the ongoing rig-strike; assumptions relating to employment of rigs in the future; and expected investment level in projects and segments , are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s website at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2004	2003	2004	2003	2003
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	82,056	62,444	219,097	183,567	248,527
Equity in net income of affiliates	204	193	708	321	616
Other income	671	17	1,461	95	232

Total revenues	82,931	62,654	221,266	183,983	249,375

EXPENSES
Cost of goods sold	(54,128)	(38,779)	(137,740)	(110,797)	(149,645)
Operating expenses	(6,291)	(5,995)	(19,878)	(19,320)	(26,651)
Selling, general and administrative expenses	(1,678)	(1,264)	(3,763)	(4,602)	(5,517)
Depreciation, depletion and amortization	(4,224)	(3,856)	(12,285)	(11,457)	(16,276)
Exploration expenses	(519)	(592)	(1,239)	(1,543)	(2,370)

Total expenses before financial items	(66,840)	(50,486)	(174,905)	(147,719)	(200,459)

Income before financial items, other items, income taxes and minority interest	16,091	12,168	46,361	36,264	48,916

Net financial items	1,685	844	526	55	1,399
Other items	0	0	0	(6,025)	(6,025)

Income before income taxes and minority interest	17,776	13,012	46,887	30,294	44,290

Income taxes	(11,830)	(8,662)	(31,722)	(17,781)	(27,447)
Minority interest	(128)	(71)	(292)	(245)	(289)

Net income	5,818	4,279	14,873	12,268	16,554

Net income per ordinary share	2.69	1.98	6.87	5.66	7.64

Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,715	2,166,143,715	2,166,143,685	2,166,143,693

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS USGAAP

	At September 30,	At September 30,	At December 31,
	2004	2003	2003
(in NOK million)	(unaudited)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	18,338	22,767	7,316
Short-term investments	4,707	3,963	9,314

Cash, cash equivalents and short-term investments	23,045	26,730	16,630

Accounts receivable	30,620	23,981	28,048
Accounts receivable - related parties	72	2,608	2,144
Inventories	6,811	4,425	4,993
Prepaid expenses and other current assets	8,271	7,136	7,354

Total current assets	68,819	64,880	59,169

Investments in affiliates	11,091	10,837	11,022
Long-term receivables	8,524	6,725	14,261
Net property, plant and equipment	152,197	125,876	126,528
Other assets	11,968	9,753	10,620

TOTAL ASSETS	252,599	218,071	221,600

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	6,673	1,375	4,287
Accounts payable	18,995	15,658	17,977
Accounts payable - related parties	8,071	5,286	6,114
Accrued liabilities	11,730	10,322	11,454
Income taxes payable	30,809	24,794	17,676

Total current liabilities	76,278	57,435	57,508

Long-term debt	34,030	36,186	32,991
Deferred income taxes	39,496	37,330	37,849
Other liabilities	23,006	19,255	21,595

Total liabilities	172,810	150,206	149,943

Minority interest	1,436	1,510	1,483

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares, 23,441,885 shares	(59)	(59)	(59)
Additional paid-in capital	37,728	37,728	37,728
Retained earnings	36,110	23,341	27,627
Accumulated other comprehensive income (loss)	(900)	(129)	(596)

Total shareholders' equity	78,353	66,355	70,174

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	252,599	218,071	221,600

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the nine months ended September 30,		For the year ended December 31,
	2004	2003	2003
(in NOK million)	(unaudited)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	14,873	12,268	16,554

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	292	245	289
Depreciation, depletion and amortization	12,285	11,457	16,276
Exploration expenditures written off	68	255	256
(Gains) losses on foreign currency transactions	596	2,190	781
Deferred taxes	277	(6,908)	(6,177)
(Gains) losses on sales of assets and other items	(1,220)	5,964	5,719

Changes in working capital (other than cash and cash equivalents):
- (Increase) decrease in inventories	(1,485)	917	349
- (Increase) decrease in accounts receivable	(105)	5,657	2,054
- (Increase) decrease in prepaid expenses and other current assets	(1,597)	3	(1,511)
- (Increase) decrease in short-term investments	4,607	1,304	(4,047)
- Increase (decrease) in accounts payable	2,232	(4,096)	(949)
- Increase (decrease) in other payables	400	(884)	2,436
- Increase (decrease) in taxes payable	13,079	6,436	(682)

(Increase) decrease in non-current items related to operating activities	65	(219)	(551)

Cash flows provided by operating activities	44,367	34,589	30,797

INVESTING ACTIVITIES
Additions to property, plant and equipment	(24,642)	(16,203)	(22,075)
Exploration expenditures capitalized	(516)	(434)	(331)
Change in long-term loans granted and other long-term items	(3,151)	(813)	(7,682)
Proceeds from sale of assets	1,266	6,627	6,890

Cash flows used in investing activities	(27,043)	(10,823)	(23,198)

FINANCING ACTIVITIES
New long-term borrowings	4,599	3,383	3,206
Repayment of long-term borrowings	(3,914)	(2,940)	(2,774)
Distribution to minority shareholders	(340)	(298)	(356)
Dividends paid	(6,390)	(6,282)	(6,282)
Net short-term borrowings, bank overdrafts and other	(237)	(2,264)	(1,656)

Cash flows used in financing activities	(6,282)	(8,401)	(7,862)

Net increase (decrease) in cash and cash equivalents	11,042	15,365	(263)

Effect of exchange rate fluctuations on cash and cash equivalents	(20)	700	877
Cash and cash equivalents at the beginning of the period	7,316	6,702	6,702

Cash and cash equivalents at the end of the period	18,338	22,767	7,316

Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003 are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets. Changes in balance sheet items resulting from the aquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flow used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANISATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2003 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2003. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil acquired oil and gas properties from the State’s Direct Financial Interests (SDFI) in 2001. The transfer of properties from SDFI has been accounted for as transaction among entities under common control and the results of operations and financial position have been accounted for at historical cost. The net book value, the payment and the cash flows from the operation from these oil and gas properties are reported as capital contribution or dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2004. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend, as applicable.

At January 1, 2004 certain natural gas activities were transferred to the Natural Gas segment from the International Exploration and Production and the Exploration and Production Norway segments. The effect of these transactions has been given retroactive effect for all periods presented. For further information see note 3.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was taken to income under Income taxes.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 15 months and cash flows related to interest payments over a period not exceeding four months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was NOK 109 million and recorded to earnings during the quarter ended September 30, 2004. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 115 million after tax. The net amount reclassified into earnings during the quarter was NOK 160 million after tax. At September 30, 2004, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 178 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended September 30, 2004 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended September 30, 2004. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Natural Gas has as of January 1, 2004 taken over certain activities from International Exploration and Production. The activities consist of gas sale activities in some foreign countries, construction of a pipeline for transportation of natural gas from Azerbaijan to Turkey and sale of Statoil’s natural gas processed at the Cove Point terminal in the USA. Prior periods’ figures have been adjusted to reflect the new structure.

At January 1, 2004 the Kollsnes activity was transferred from Exploration and Production Norway to Natural Gas. At February 1, 2004 the Kollsnes gas processing plant was transferred to Gassled, and the operatorship taken over by Gassco. The transfer does not lead to significant changes in Statoil’s existing rights, obligations or book values of the Kollsnes assets. Assets related to Kollsnes were transferred from Exploration and Production Norway to Natural Gas at net book value of NOK 4.2 billion. Prior periods’ figures have been adjusted to reflect the new structure.

Segment data for the three months and the nine months ended September 30, 2004 and 2003 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended September 30, 2004
Revenues third party	372	951	6,595	74,410	399	82,727
Revenues inter-segment	17,791	2,004	91	(150)	(19,736)	0
Income (loss) from equity investments	23	0	46	149	(14)	204

Total revenues	18,186	2,955	6,732	74,409	(19,351)	82,931

Income before financial items, other items, income taxes and minority interest	12,552	1,517	939	995	88	16,091
Segment income taxes	(9,353)	(466)	(625)	(235)	0	(10,679)

Segment net income	3,199	1,051	314	760	88	5,412

Three months ended September 30, 2003
Revenues third party	334	645	5,344	55,842	296	62,461
Revenues inter-segment	14,950	825	99	18	(15,892)	0
Income (loss) from equity investments	43	0	43	113	(6)	193

Total revenues	15,327	1,470	5,486	55,973	(15,602)	62,654

Income before financial items, other items, income taxes and minority interest	9,580	474	1,339	826	(51)	12,168
Segment income taxes	(7,085)	(235)	(962)	(119)	35	(8,366)

Segment net income	2,495	239	377	707	(16)	3,802

Nine months ended September 30, 2004
Revenues third party	984	2,387	22,653	193,435	1,099	220,558
Revenues inter-segment	51,407	4,578	238	42	(56,265)	0
Income (loss) from equity investments	54	0	157	544	(47)	708

Total revenues	52,445	6,965	23,048	194,021	(55,213)	221,266

Income before financial items, other items, income taxes and minority interest	35,825	3,137	5,037	2,487	(125)	46,361
Segment income taxes	(26,647)	(979)	(3,245)	(534)	0	(31,405)

Segment net income	9,178	2,158	1,792	1,953	(125)	14,956

Nine months ended September 30, 2003
Revenues third party	1,264	1,492	17,115	162,842	949	183,662
Revenues inter-segment	44,302	3,088	320	94	(47,804)	0
Income (loss) from equity investments	15	0	155	155	(4)	321

Total revenues	45,581	4,580	17,590	163,091	(46,859)	183,983

Income before financial items, other items, income taxes and minority interest	27,681	1,469	4,312	2,957	(155)	36,264
Segment income taxes	(20,611)	(538)	(3,047)	(596)	34	(24,758)

Segment net income	7,070	931	1,265	2,361	(121)	11,506

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Segment income tax and Net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2004	2003	2004	2003

Segment net income	5,412	3,802	14,956	11,506
Net financial items	1,685	844	526	55
Other items (see note 1)	0	0	0	(6,025)
Change in deferred tax due to new legislation (see note 1)	0	0	0	6,712
Tax on financial items and other tax adjustments	(1,151)	(296)	(317)	265
Minority interest	(128)	(71)	(292)	(245)

Net income	5,818	4,279	14,873	12,268

Segment income taxes	10,679	8,366	31,405	24,758
Change in deferred tax due to new legislation (see note 1)	0	0	0	(6,712)
Tax on financial items and other tax adjustments	1,151	296	317	(265)

Income taxes	11,830	8,662	31,722	17,781

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

	At September 30,	At September 30,	At December 31,
(in NOK million)	2004	2003	2003

Crude oil	3,816	1,782	2,192
Petroleum products	3,761	2,378	2,470
Other	1,088	970	1,065

Total - inventories valued on a FIFO basis	8,665	5,130	5,727
Excess of current cost over LIFO value	(1,854)	(705)	(734)

Total	6,811	4,425	4,993

5. SHAREHOLDERS' EQUITY

For the period ended September 30, 2004 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2004	70,174
Net income for the period	14,873
Dividends paid	(6,390)
Foreign currency translation adjustment	(150)
Derivatives designated as cash flow hedges	(154)

Shareholders' equity September 30, 2004	78,353

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2004	2003	2004	2003

Net income	5,818	4,279	14,873	12,268
Foreign currency translation adjustment	(1,356)	(812)	(150)	3,265
Derivatives designated as cash flow hedges	44	1	(154)	87

Comprehensive income	4,506	3,468	14,569	15,620

6. FINANCIAL ITEMS

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2004	2003	2004	2003

Interest and other financial income	320	263	847	1,045
Currency exchange adjustments, net	1,528	764	(59)	(906)
Interest and other financial expenses	(184)	(222)	(471)	(793)
Realized and unrealized gain (loss) on securities, net	21	39	209	709

Net financial items	1,685	844	526	55

7. PROVISION FOR RIG RENTAL CONTRACTS

Statoil provides for estimated losses on long-term fixed price rental agreements for mobile drilling rigs. The losses are calculated as the difference between estimated market rates and the fixed price rental agreements.

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2004	2003	2004	2003	2003

Provision at the beginning of the period	810	1,660	1,360	960	960
Increase (decrease) during the period	0	(73)	(380)	658	454
Cost incurred during the period	(70)	(27)	(240)	(58)	(54)

Provision at the end of the period	740	1,560	740	1,560	1,360

8. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil as an owner in BTC Co Ltd has entered into guarantee commitments for financing of the development of the BTC pipeline amounting to USD 140 million (NOK 0.9 billion), USD 107 million of which are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the Consolidated Balance Sheets related to these guarantee commitments.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

9. EMPLOYEE RETIREMENT PLANS

Pension cost for the period (1):

	For the three months	For the nine months
	ended September 30,	ended September 30,
(in NOK million)	2004	2004

Benefit earned during the period, net of participants' contribution	253	776
Interest cost on prior periods' benefit obligation	242	719
Expected return on plan assets	(236)	(706)
Amortization of loss	46	138
Amortization of prior service cost	9	27

Net periodic benefit cost (defined benefit plans)	314	954
Defined contribution plans	11	27

Total net pension cost for the period (2)	325	981

(1) Based on estimates from actuary reports at May 21, 2004 and December 31, 2003.
(2) For comparison, the Total net pension cost for the year 2003 was NOK 897 million.

See note 17 to the Consolidated Financial Statements at December 31, 2003.

10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

Statoil and BP signed an agreement in June 2003 whereby Statoil acquired 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas condensate project, both in Algeria. Statoil has paid BP USD 740 million, and has in addition covered the expenditures incurred after January 1, 2003 related to the acquired interests. The Council of Ministers recently approved the amendments to the two projects' co-operation agreements implementing Statoil as a participant in the projects. The two projects have been transferred from Long-term receivables to Property, plant and equipment in the Consolidated Balance Sheets as of June 30, 2004.

In January 2004 Statoil acquired 11.24 per cent of the Snøhvit Field, of which 10 per cent from Norsk Hydro and 1.24 per cent from Svenska Petroleum. Following these transactions, Statoil has an ownership share of 33.53 per cent in the Snøhvit Field.

In January 2004 Statoil sold its 5.26 per cent shareholding in the German company Verbundnetz Gas, generating a gain of NOK 619 million before tax (NOK 446 million after tax). The gain has been classified as Other income in the Consolidated Statements of Income.

Statoil has in June 2004 signed an agreement with the US-based energy company Dominion regarding additional capacity at the Cove Point liquefied natural gas (LNG) terminal in the USA. The agreement involves annual terminal capacity for approximately 7.7 billion cubic metres of gas for a 20-year period with planned start-up in 2008, and is subject to approval from US authorities.

Statoil has acquired the retailer group ICA’s 50 per cent holding in Statoil Detaljhandel Skandinavia AS (SDS), and now owns 100 per cent of SDS. Following approval under the EU merger control regulations on July 1, the transaction was completed on July 8, 2004. Based on Statoil’s ownership share, SDS has been accounted for in accordance with the equity method up to and including the second quarter of 2004. SDS is consolidated as a subsidiary from the third quarter 2004.

In October 2004 Statoil sold its 50 per cent interest in the joint venture "Partrederiet West Navigator DA", which owns the deepwater drill ship West Navigator, to Smedvig. The agreed purchase price is USD 175 million for the vessel adjusted for Statoil’s share of cash flow from the operation of the vessel from May 1, 2004. The sale will be completed in the fourth quarter of 2004, and the effect on Net Income will be immaterial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 27, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

STATOIL: RECORD EARNINGS FROM OPERATIONS

Statoil ASA (OSE: STL, NYSE: STO) achieved an income before financial items, other items, income taxes and minority interest of NOK 16.1 billion for the third quarter of 2004. That represents a rise of 32 per cent from the same period of last year. Earnings per share were NOK 2.69 as against NOK 1.98 for the third quarter of 2003.

Income after income taxes and minority interest was NOK 5.8 billion, an increase of 36 per cent from NOK 4.3 billion for the same period of 2003.

Return on capital employed after tax (1) came to 19.5 per cent for the 12 months to 30 September, compared with 18.7 per cent for 2003 as a whole. The normalised return on capital employed (1) for the 12 months to 30 September was 11.1 per cent.

“This is one of the best quarterly results we’ve ever presented, with the strong development in oil prices making a special contribution,” says chief executive Helge Lund.

“Production during the period was affected by planned maintenance shutdowns and upgrading work on Norwegian fields and at plants in Norway. All in all, however, these results confirm together with events in the third quarter that we are well positioned in both strategic and financial terms. Good execution meant that the Kvitebjørn development and the Alpha North project on Sleipner West both began production on time and within budget. They reinforce our strong gas position on the NCS. In addition, our international production expanded substantially. Both In Salah in Algeria and Kizomba A off Angola came on stream during the period.”

US GAAP income	Third quarter				Nine months ended September 30				Full year
statement	2004	2003		2004	2004	2003		2004	2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD	NOK

USGAAP income statement
Total revenues	82,931	62,654	32%	12,328	221,266	183,983	20%	32,892	249,375

E&P Norway	12,552	9,580	31%	1,866	35,825	27,681	29%	5,326	37,855
International E&P	1,517	474	220%	226	3,137	1,469	114%	466	1,781
Natural Gas	939	1,339	(30%)	140	5,037	4,312	17%	749	6,005
Manufacturing & Marketing	995	826	20%	148	2,487	2,957	(16%)	370	3,555
Other	88	(51)	273%	13	(125)	(155)	19%	(19)	(280)

Income before financial items, other items, income taxes and minority interest	16,091	12,168	32%	2,392	46,361	36,264	28%	6,892	48,916

Net financial items	1,685	844	100%	250	526	55	856%	78	1,399
Other items	0	0	N/A	0	0	(6,025)	N/A	0	(6,025)
Income before income taxes and minority interest	17,776	13,012	37%	2,642	46,887	30,294	55%	6,970	44,290

Income taxes	(11,830)	(8,662)	37%	(1,759)	(31,722)	(17,781)	78%	(4,716)	(27,447)
Minority interest	(128)	(71)	80%	(19)	(292)	(245)	19%	(43)	(289)

Net income	5,818	4,279	36%	865	14,873	12,268	21%	2,211	16,554

Earnings per share	2.69	1.98	36%	0.40	6.87	5.66	21%	1.02	7.64
Weighted average number of ordinary shares outstanding	2,166,143, 715	2,166,143, 715			2,166,143, 715	2,166,143, 685			2,166,143, 693

*Solely for the convenience of the reader, the third quarter of 2004 and for the nine months ended September 30, 2004 has been translated into US dollars at the rate of NOK 6.727 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2004.

The improvement in results from the third quarter of 2003 to this year primarily reflected price rises, measured in Norwegian kroner, of 37 per cent for oil and five per cent on average for gas. These rises were offset to some extent by higher depreciation relating to new fields and future removal costs.

Oil and gas production for the group averaged 965 000 barrels of oil equivalent per day (boe/d) during the third quarter, compared with 983 000 boe/d for the same period of last year. Statoil overlifted by 12 000 boe/d during the quarter.

Net financial income came to NOK 1.7 billion as against NOK 0.8 billion in the third quarter of 2003. This change primarily reflects currency gains.

Income taxes amounted to NOK 11.8 billion, compared with NOK 8.7 billion for the same period of 2003. That reflects a tax rate of 66.6 per cent in both years.

Statoil suffered two fatal accidents during the third quarter at a coating yard which is readying line pipe on behalf of the group for the South Pars field off Iran. Both fatalities have been investigated to clarify their causes, with improvement measures initiated in cooperation with the yard’s owners.

The total recordable injury frequency (injuries at Statoil and its contractors per million working hours) was 5.1 as against 5.9 for the third quarter of 2003. The serious incident frequency came to 3.1 compared with 3.2 in June-September 2003.

Important events during the period

  Helge Lund took over as the new president and CEO of Statoil on 16 August.
  A new organisational structure was announced, and a new corporate executive committee appointed with effect from 1 September 2004.
  The Kvitebjørn field in the North Sea began producing natural gas on 26 September. This project was completed on schedule and within budget.
  The Alpha North development on Sleipner West in the North Sea started production on 11 October. The development was completed on schedule and 26 per cent below the original cost estimate.
  Statoil submitted a broad application on 1 October 2004 for new Norwegian exploration acreage in the North, Norwegian and Barents Seas under the awards in predefined areas for 2004.
  Kizomba A in block 15 off Angola started producing oil on 7 August, while gas began flowing from Algeria’s In Salah field on 18 July.
  Statoil signed a letter of intent in October with Russian partners relating to liquefied natural gas in the Barents Sea.
  The labour dispute affecting rigs on the NCS, for which notification of compulsory arbitration was issued on 25 October, reduced Statoil’s production from these waters by 6 000 barrels per day in the third quarter.
  Successful maintenance turnarounds were implemented at the Kårstø processing complex north of Stavanger and on several installations on the NCS.
  Statoil reached agreement on the sale of its 50 per cent interest in the West Navigator drill ship to Smedvig of Stavanger.
  Statoil resolved on 14 October to accept the penalty imposed by the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim) relating to the consultancy agreement with Horton Investments Ltd. This case is still under investigation by the Securities & Exchange Commission and the legal authorities in the USA.

Further information from:

Press:
Wenche Skorge +47 51 99 79 17 (office), +47 91 87 07 41 (mobile)
Kjersti T Morstøl +47 51 99 26 71 (office), +47 91 78 28 14 (mobile)

Investor relations
Mari Thjømøe +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

Investor relations in the USA
Thore E Kristiansen +1 203 978 6950 (office), +47 91 66 46 59 (mobile)

1) Capital employed is calculated as follows:

	At September 30,	At September 30,	At December 31,	At December 31,
	2004	2003	2003	2002

Shareholders' equity, minority interest, short- and long-term debt less cash, cash equivalents and short-term investments	97,447	78,696	92,305	83,726
Adjusted for project loan and other	16	(1,578)	258	(1,567)
Normalisation for cash build-up before cash payment	10,000	7,650	0	0

Capital employed	107,463	84,768	92,563	82,159

Adjustment In Salah, In Amenas	(13,888)	0	(6,844)	0

Adjusted capital employed	93,575	84,768	85,719	82,159

1) The return on capital employed (ROACE) is calculated as follows:

	Third quarter 2004	ROACE %	Year 2003	ROACE %

Net income last 12 months	19,159		16,554
Minority interest, net financial items after tax and miscellaneous	(378)		(207)

Net income used in ROACE calculation	18,781	19.5%	16,347	18.7%
Effect of normalised prices, refining margins, exchange rates and other	(8,871)		(5,937)

Net income used for normalised ROACE	9,910	11.1%	10,410	12.4%

Average capital employed	96,116		87,361
Average capital employed, normalised	89,172		83,939

Operational data

	Third quarter			Nine months ended September 30			Full year
	2004	2003	change	2004	2003	change	2003

Realized oil price (USD/bbl)	41.8	28.5	47%	36.5	29.0	26%	29.1
NOK/USD average daily exchange rate	6.87	7.34	(6%)	6.88	7.14	(4%)	7.08
Realized oil price (NOK/bbl)	287	209	37%	251	207	21%	206
Gas prices (NOK/scm)	1.08	1.03	5%	1.06	1.02	5%	1.02
Refining margin, FCC (USD/boe) [3]	6.5	4.0	63%	6.4	4.6	39%	4.4
Total oil and gas production (1000 boe/day) [4]	965	983	(2%)	1,074	1,035	4%	1,080
Total oil and gas liftings (1000 boe/day) [5]	977	998	(2%)	1,066	1,034	3%	1,071
Production (lifting) cost (USD/boe, last 12 months)	3.4	3.1	-	3.4	3.1	-	3.2
Production (lifting) cost normalized (USD/boe, last 12 months) [6]	2.9	2.7	-	2.9	2.7	-	2.8

GROUP BALANCE SHEET

	At September 30, 2004	At December 31, 2003	Change	At September 30, 2004
(In millions)	NOK	NOK	%	USD*

Current assets	68,819	59,169	16.31	10,230
Non current assets	183,780	162,431	13.14	27,320
Total assets	252,599	221,600	13.99	37,550
Current liabilities	(76,278)	(57,508)	32.64	(11,339)
Long-term debt and long-term provisions	(96,532)	(92,435)	4.43	(14,350)
Equity including minority interest	(79,789)	(71,657)	11.35	(11,861)
Total liabilities and shareholders' equity	(252,599)	(221,600)	13.99	(37,550)

* Translated into US dollar at the rate of NOK 6.7270 to USD 1, the Federal Reserve noon buying rate in the City of New York on September 30, 2004.